BAYTEX ANNOUNCES EXPECTED CLOSING DATE FOR U.S. EAGLE FORD SALE AND EARLY RESULTS OF CASH TENDER OFFER FOR 2032 SENIOR NOTES

CALGARY, ALBERTA (December 15, 2025) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX: BTE) (NYSE: BTE) today announced that it expects to close the previously announced sale of its U.S. Eagle Ford assets (the "Eagle Ford Asset Sale") on December 19, 2025.

Baytex also announced the early results of the previously announced tender offer (the "Tender Offer") to purchase for cash, upon the terms and conditions set forth in the Offer to Purchase dated December 1, 2025 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), any and all of its US$575 million of outstanding 7.375% Senior Notes due 2032 (the "2032 Notes"). All terms and conditions of the Tender Offer remain unchanged and are described in the Offer to Purchase. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Offer to Purchase.

According to information provided by Global Bondholder Services Corporation, the principal of amount of 2032 Notes validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on December 12, 2025 (the "Early Tender Date") is set forth in the table below:

Title of Note	CUSIP / ISIN (144A)	CUSIP / ISIN (Reg S)	Principal Amount Outstanding Prior to the Tender Offer	Principal Amount Tendered as of the Early Tender Deadline (1)
7.375% Senior Notes due 2032	07317QAK1 / US07317QAK13	C08047AE9 / USC08047AE94	US$575,000,000	US$480,717,000

(1) As reported by Global Bondholder Services Corporation, the information and tender agent for the Tender Offer.

Assuming the Asset Sale Condition (as defined herein) is satisfied, Baytex expects to accept for payment all 2032 Notes validly tendered and not validly withdrawn on December 22, 2025 (such date and time, as it may be extended, the "Early Settlement Date"). The total consideration for the 2032 Notes (the "Total Consideration") is US$1,040 for each US$1,000 principal amount of the 2032 Notes. The Total Consideration includes an early tender payment (the "Early Tender Payment") of US$40 for each US$1,000 principal amount of the 2032 Notes. The Tender Offer Consideration (as defined in the Offer to Purchase) is equal to the Total Consideration minus the Early Tender Payment.

All payments for the 2032 Notes purchased in connection with the Early Tender Date will also include accrued and unpaid interest on the principal amount of 2032 Notes tendered and accepted for purchase from the last interest payment date up to, but not including, the Early Settlement Date. In accordance with the terms of the Tender offer, the withdrawal deadline was 5:00 p.m., New York City time, on December 12, 2025. As a result, tendered 2032 Notes may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law.

All 2032 Notes that have been validly tendered and not validly withdrawn at or before the Early Tender Date will be purchased, retired and cancelled by Baytex on the Early Settlement Date.

The Tender Offer will remain open until 5:00 p.m., New York City time, on December 30, 2025, unless extended or earlier terminated as described in the Offer to Purchase (such date and time, as it may be extended or earlier terminated, the "Expiration Date"). Each registered holder (each, a "Holder" and collectively, the "Holders") of the 2032 Notes who validly tenders its 2032 Notes after the Early Tender Date will not be eligible to receive the Early Tender Payment, but will only be eligible to receive the Tender Offer Consideration on the Final Settlement Date. The Final Settlement Date is expected to be the first business day after the Expiration Date, which means that the Final Settlement Date is expected to be December 31, 2025, but that may change without notice.

The obligation of the Company to accept for purchase, and to pay for, 2032 Notes validly tendered pursuant to the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase, in the sole and absolute discretion of the Company, including the consummation of the transactions contemplated by the Eagle Ford Asset Sale, which is expected to close on December 19, 2025, subject to customary closing conditions (the “Asset Sale Condition”). Subject to applicable law, the Company may waive any and all of these conditions or extend, terminate or withdraw the Tender Offer. No assurance can be given that the Eagle Ford Asset Sale will be completed on the terms currently envisioned or at all. If such conditions shall not have been satisfied (or waived by the Company), no payments will be made to tendering Holders on the Early Settlement Date or Final Settlement Date, as applicable.

Baytex has retained RBC Capital Markets, LLC to serve as dealer manager for the Tender Offer. Baytex has retained Global Bondholder Services Corporation to act as the information and tender agent in respect of the Tender Offer.

For additional information regarding the terms of the Tender Offer, please contact RBC Capital Markets, LLC at +1 212-618-7843 (Collect) or +1 877-381-2099 (Toll-Free). Copies of the Offer to Purchase may be obtained at https://www.gbsc-usa.com/baytex or by contacting Global Bondholder Services Corporation at (855) 654 2014 or by email at contact@gbsc-usa.com.

This notice does not constitute or form part of any offer or invitation to purchase or sell, or any solicitation of any offer to sell or purchase, the 2032 Notes or any other securities in the United States or any other jurisdiction, and neither this notice nor any part of it, nor the fact of its release, shall form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms and conditions of the Offer to Purchase and the information in this notice is qualified by reference to the Offer to Purchase.

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the dealer managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Advisory Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). Words such as "believe", "continue", "estimate", "expect", "anticipate", "intend", "will" or similar words suggesting future outcomes, events or performance are intended to identify forward-looking statements. The forward-looking statements contained in this announcement speak only as of the date hereof and are expressly qualified by this cautionary statement.

The forward-looking statements in this announcement include, but are not limited to, statements regarding the Eagle Ford Asset Sale and the anticipated timing of consummation thereof; and the Tender Offer and the terms thereof, including the anticipated timing of the Early Settlement Date and the Final Settlement Date; all of which are based on current expectations.

These forward-looking statements are based on certain key assumptions regarding, among other things: that the closing conditions to the Eagle Ford Asset Sale will be satisfied and the closing of the transaction will occur as anticipated; the satisfaction of the conditions described in the Offer to Purchase, including the Asset Sale Condition; and that Holders of the Notes will tender to the Offer to Purchase.

By their nature, forward‑looking statements are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements, including that the risk that the Eagle Ford Asset Sale will not be completed on the anticipated terms thereof or at all; that the Asset Sale Condition will not be satisfied; that Holders do not tender to the Offer to Purchase; that the timelines and deadlines referenced herein and in the Offer to Purchase change; and that the conditions to completion of the Offer to Purchase are not satisfied.

For additional information regarding these risks and uncertainties, and the assumptions underlying the forward-looking statements, please refer to the Offer to Purchase (including under the heading "Cautionary Statement Regarding Forward-Looking Statements"), our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024 filed with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission and in our other public filings.

The forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com